MORGAN STANLEY PATHWAY FUNDS

October 1st, 2024

Neuberger Berman Investment Advisors LLC

Attention: General Counsel

Subject: Morgan Stanley Pathway Funds Amendment to Investment Advisory Agreement

Dear General Counsel:

In connection with the Investment Advisory Agreement (the “Agreement”) dated February 22nd, 2016, and as amended from time to time, between Consulting Group Advisory Services LLC (the “Manager”) and Neuberger Berman Investment Advisors LLC (the “Adviser”) on behalf of Morgan Stanley Pathway Funds (f/k/a Consulting Group Capital Markets Funds) and in addition to those terms and conditions stated therein, the Manager and Adviser agree to the following:

Effective as of November 18th (the “Effective Date”):

1.	The following provision is added as subsection L to Section 2:

L. BASKET PUBLICATION. For any Portfolio operating as an exchange-traded fund (“ETF”), the Adviser understands that such ETF will generally publish, prior to the opening of trading on each business day, the names and quantities of securities, cash, and/or other assets that compose the ETF’s creation and redemption baskets (collectively, “Baskets”) to the extent required by law or otherwise. The Adviser agrees to provide the Manager or its designee with all information reasonably necessary for the accurate and timely publication of such Baskets. The Adviser shall deliver this information concerning its allocated portion of the Portfolio in a format and manner specified by the Manager or its designee, and further agrees to immediately notify the Manager or its designee upon the discovery of any errors or discrepancies in the information provided.

2.

Appendix A to the Agreement is hereby deleted and replaced in its entirety with the updated version of Appendix A attached hereto. Commencing as of the Effective Date, all references to the term “Agreement” shall mean the Agreement, as amended hereby.

All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

If the terms and conditions described above are in accordance with your understanding, kindly indicate your acceptance of this Amendment by signing and returning to us the enclosed copy.

THE MANAGER		THE ADVISER
CONSULTING GROUP ADVISORY SERVICES LLC		Neuberger Berman Investment Advisors LLC
By:		By:
Name:	Robert Garcia	Name:	Brian Kerrane
Title:	Chief Operating Officer	Title:	Managing Director

Appendix A

FEE SCHEDULE

For the services provided by Adviser to the Allocated Assets, pursuant to the attached Investment Advisory Agreement, the Manager will pay the Adviser a fee, computed daily and payable monthly, based on the average daily net assets of the Allocated Assets at the following annual rates of the average daily net assets of the Allocated Assets as determined by the Trust’s accounting agent:

Fund	Strategy	ASSETS	RATE

Morgan Stanley Pathway Small Mid Cap Equity ETF	Neuberger Berman Small Cap Intrinsic Value